SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. __)*<F1>

                       TITANIUM METALS CORPORATION
                            (Name of Issuer)

                 Common Stock, $0.01 par value per share
                     (Title of Class of Securities)

                             888 339 10 8
                            (CUSIP Number)

<F1>
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No. 888 339 10 8

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Union Titanium Sponge Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)   [   ]             (b)   [ x ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                        5.    SOLE VOTING POWER

                                       -0-
      NUMBER OF
       SHARES           6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNEDY                  3,653,230
       EACH
     REPORTING            7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH                      -0-

                        8.    SHARED DISPOSITIVE POWER

                              3,653,230

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,653,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP No. 888 339 10 8

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Toho Titanium Company, Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)   [   ]             (b)   [ x ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan

                        5.    SOLE VOTING POWER

                              -0-
      NUMBER OF
       SHARES           6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                3,653,230
       EACH
      REPORTING            7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH                      -0-

                        8.    SHARED DISPOSITIVE POWER

                              3,653,230

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,653,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP No. 888 339 10 8

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Nippon Steel Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)   [   ]             (b)   [ x ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan

                        5.    SOLE VOTING POWER

                               -0-
      NUMBER OF
       SHARES           6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                3,653,230
       EACH
      REPORTING            7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH                      -0-

                        8.    SHARED DISPOSITIVE POWER

                              3,653,230

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,653,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP No. 888 339 10 8

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Nippon Mining & Metals Company, Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)   [   ]             (b)   [ x ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan

                        5.    SOLE VOTING POWER

                              -0-
      NUMBER OF
       SHARES           6.    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               3,653,230
       EACH
      REPORTING            7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH                      -0-

                        8.    SHARED DISPOSITIVE POWER

                              3,653,230

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,653,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP No. 888 339 10 8

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Mitsui & Co., Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)   [   ]             (b)   [ x ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan

                        5.    SOLE VOTING POWER

                              -0-
      NUMBER OF
       SHARES           6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                3,653,230
       EACH
     REPORTING            7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH                      -0-

                        8.    SHARED DISPOSITIVE POWER

                              3,653,230

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,653,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP No. 888 339 10 8

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Mitsui & Co. (U.S.A.), Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)   [   ]             (b)   [ x ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

                        5.    SOLE VOTING POWER

                              -0-
      NUMBER OF
       SHARES           6.    SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                3,653,230
       EACH
     REPORTING            7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH                      -0-

                        8.    SHARED DISPOSITIVE POWER

                              3,653,230

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,653,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

                                  SCHEDULE 13G

            This statement on Schedule 13G (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Titanium Metals Corporation, a Delaware corporation (the "Company").

ITEM 1(a)   NAME OF ISSUER:

      Titanium Metals Corporation

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      1999 Broadway, Suite 4300, Denver, Colorado 80202

ITEM 2(a)   NAME OF PERSON FILING:

      This Statement is filed by the Reporting Persons listed in Item 1 of the cover pages attached hereto.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

      For Union Titanium Sponge Corporation ("UTSC") and Toho Titanium Company, Ltd. ("Toho"): 2-13-31 Kohnan, Minato-ku, Tokyo 108, Japan

      For Nippon Mining & Metals Company, Ltd. ("NMMC"):
      10-1 Toranomon 2-chome, Minato-ku, Tokyo 105, Japan

      For Nippon Steel Corporation ("NSC"):
      6-3 Ohtemachi 2-chome, Chiyoda-ku, Tokyo 100-71, Japan.

      For Mitsui & Co., Ltd. ("Mitsui"):
      2-1 Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.

      For Mitsui & Co. (U.S.A.), Inc. ("Mitsui USA"):
      200 Park Avenue, New York, New York  10166-0130.

ITEM 2(c)   CITIZENSHIP:

            See Item 4 of Cover Pages.

ITEM 2(d)   TITLE AND CLASS OF SECURITIES:

            Common Stock


ITEM 2(e)   CUSIP NUMBER:

            888 339 10 8

ITEM 3      INFORMATION IF STATEMENT IS FILED PURSUANT TO RULES
            13d-1(b) OR 13d-2(b):

            Not Applicable.

ITEM 4(a)   AMOUNT BENEFICIALLY OWNED

            3,653,230 (as of December 31, 1996)

ITEM 4(b)   PERCENT OF CLASS:

            11.6% (as of December 31, 1996)

ITEM 4(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)     Sole power to vote or to direct the vote:

                  0 (as of December 31, 1996)

         (ii)     Shared power to vote or to direct the vote:

                  3,653,230 (as of December 31, 1996)

        (iii)     Sole power to dispose or to direct the disposition of:

                  0 (as of December 31, 1996)

         (iv)     Shared power to dispose or to direct the disposition of:

                  3,653,230 (as of December 31, 1996)

            As of December 31, 1996, UTSC was the sole record holder of 3,150,000 shares of Common Stock (approximately 10.0% of the outstanding Common Stock) and also held the right to purchase from IMI Americas, Inc. ("IMI Americas") 503,230 shares of Common Stock (the "IMI Option"). In accordance the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, UTSC may be deemed to be the beneficial owner of the shares of Common Stock subject to the IMI Option and, as a result, directly hold in the aggregate 3,653,230 shares of Common Stock, which is approximately 11.6% of the outstanding Common Stock according to information contained in the Company's Registration Statement on Form S-1, Registration No. 333-18829, initially filed December 26, 1996. (If not exercised on or prior to February 11, 1999, the IMI Option will revert to Tremont Corporation until expiration of the IMI Option on February 15, 1999.)

            Toho, NMMC, NSC, Mitsui and Mitsui USA are shareholders of UTSC and, by virtue of such shareholding, may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be beneficial owners of the shares of Common Stock owned by UTSC. Each of Toho, NMMC, NSC, Mitsui and Mitsui USA expressly disclaims such beneficial ownership. Toho, NMMC, NSC, Mitsui, Mitsui USA and UTSC are hereafter collectively referred to as the Reporting Persons.

            The Company, Tremont Corporation ("Tremont") and the Reporting Persons are parties to an agreement dated May 30, 1990, as amended (the "Investors' Agreement"), that regulates certain aspects of the governance of the Company. The Investors' Agreement provides, among other things, that so long as the Reporting Persons hold at least 10% of the Company's "Adjusted Outstanding TMC Voting Securities" (as defined in the Investors' Agreement), the Company and Tremont shall cause the board of directors of the Company to be composed of seven members and one individual designated by UTSC to be elected to serve as a director of the Company. For purposes of the Investors' Agreement, the Adjusted Outstanding TMC Voting Securities excludes certain outstanding shares of Common Stock. In addition, the Investors' Agreement provides certain limitations on the right of the Reporting Persons to transfer their shares of Common Stock and a right of first refusal, under certain circumstances, in favor of Tremont on a proposed transfer of any Reporting Persons' Common Stock.
      The Investors' Agreement terminates in the event the Reporting Persons, as a group, hold less than 5% of the Adjusted Outstanding TMC Voting Securities.

            In view of the Investors' Agreement, the Reporting Persons and Tremont may be deemed to be a group. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock held by Tremont and IMI Americas, except to the extent of the UTSC's right to acquire shares of Common Stock pursuant to the IMI Option.

            Unless indicated otherwise, all of the stock ownership amounts and stock ownership percentages appearing in this Item 4(c) are as of December 31, 1996.

ITEM 5      OWNERSHIP OF 5% OR LESS OF CLASS:

            Not Applicable.

ITEM 6      OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

ITEM 10     CERTIFICATION:

            Not Applicable.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 18, 1997


                                          Union Titanium Sponge Corporation


                                          By:/s/ YOICHI ARAI
                                                (Yoichi Arai, President)


                                          Toho Titanium Company, Ltd.


                                          By:/s/ YOICHI ARAI
                                                (Yoichi Arai, President)


                                          Nippon Steel Corporation


                                          By:/s/ TSUTOMU YAMADA
                                                (Tsutomu Yamada, General Manager
                                                Titanium Division)

                                          Nippon Mining & Metals Company, Ltd.


                                          By:/s/ YASUYUKI SHIMIZU
                                                (Yasuyuki Shimizu,
                                                Senior Managing Director)


                                          Mitsui & Co., Ltd.


                                          By:/s/ TETSUYA MATUOKA
                                               (Tetsuya Matuoka,
                                               General Manager, Non-Ferrous   8
                                               Metals Second Division)

                                          Mitsui & Co. (U.S.A.), Inc.


                                          By:/s/  KAZUO TASAKA
                                                (Kazuo Tasaka, Senior Vice
                                                President and General Manager
                                                Metal Division)